November 14th, 2012

MAXCOM TELECOMUNICACIONES ANNOUNCES THE RESIGNATION OF THE CHIEF FINANCIAL OFFICER

Mexico City, Mexico, November 14, 2012 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that Mr. Miguel Cabredo Benites, Chief Financial Officer, has presented his resignation. Mr. Cabredo is pursuing a new professional challenge after twelve years with Maxcom.

“As I leave Maxcom for personal reasons, I am confident that the Company is poised to continue the success of the last years. I enjoyed the experience of working for Maxcom almost since its inception and I’m very pleased to have had the opportunity of being part of this team”, said Mr. Cabredo.

Salvador Alvarez, Chief Executive Officer of Maxcom said: “We wish success to Miguel in his new professional opportunity. Miguel has been a fundamental piece of Maxcom’s team during the different stages this company has gone through”.

Mr. Salvador Alvarez will oversee the financial responsibilities of Maxcom with the assistance of the existing financial staff.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com

November 14th, 2012

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.